Scott E. Bartel
Direct Dial: (916) 930-2513
E-mail: scott.bartel@bullivant.com
July 20, 2007
Via EDGAR and Federal Express
Ms. Anne Nguyen Parker
Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Golden Phoenix Minerals, Inc.
Amendment No. 1 to Schedule 14A,
Filed July 10, 2007
File No. 000-22905
Dear Ms. Parker and Ms. Moncada-Terry:
     On behalf of Golden Phoenix Minerals, Inc. (the “Company”), we are filing this amendment No. 2 (“Amendment No. 2”) to the Company’s Schedule 14A originally filed with the Commission on May 30, 2007 (“Preliminary Proxy”) and first amended on July 10, 2007 (“Amendment No. 1”). This Amendment No. 2 is being filed in response to the Staff’s second comment letter dated July 13, 2007 (“Staff’s July 13, 2007 Letter”) and to update other information. The Staff issued its first comment letter in connection with the Preliminary Proxy on June 20, 2007. We are including a courtesy marked copy of the Amendment No. 2 indicating the changes made thereon from Amendment No. 1 Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s July 13, 2007 Letter.
General
1.	We note that Proposal 3 seeks the approval of an agreement and plan of merger, which will result in your reincorporation from Minnesota to Nevada. Please revise the description of the proposal, including all related captions, to make clear that shareholder approval is being sought for the agreement and plan of merger.
     In response to the Staff’s comment, the Company has revised its Preliminary Proxy to more clearly indicate that the Company is seeking shareholder approval of the Agreement and Plan of Merger pursuant to which the Company would reincorporate from Minnesota to Nevada. The related captions and other references to the proposal have also been revised accordingly. Please see pages 14 through 30.
2.	We note your response to prior comment 1 and reissue the comment in part. Proposal 3 includes more than one matter for shareholder consideration. Please provide separate proposals for each matter or explain the basis for combining all the matters under one proposal. Revise the proxy card accordingly. If you desegregate the proposal, please address the anti-takeover effect of each matter under Nevada law.

     In response to the Staff’s comment, the Company has revised Proposal 3 to make clear that only one matter, the Agreement and Plan of Merger, is being submitted for shareholder approval and that the charter documents of the Nevada Corporation, after the merger, will be substantially the same as the Company’s Minnesota charter documents. Further, the Company has revised Proposals 4, 5 and 6 to accurately reflect that approval of those proposals to amend the Company’s Articles will be effected in the Nevada Corporation Articles, if Proposal 3 is approved. The anti-takeover effects of Proposals 4, 5 and 6 have been included within each and, where appropriate, include the effect under Minnesota and Nevada law. Please see pages 14 through 40.
Closing Comments
     We hope that the foregoing addresses all of the Staff’s comments contained in its letter of July 13, 2007. Because it is important that the Company mail the proxy statement to its shareholders as soon as possible, the Staff’s prompt response would be greatly appreciated.
Very truly yours,
  /s/ Scott E. Bartel
Scott E. Bartel
SEB: dp
Enclosures
cc: David A. Caldwell, Golden Phoenix Minerals, Inc.